Michael E. Sullivan
Direct Dial: 858-523-3959
Michael.Sullivan@LW.com

January 18, 2007
12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: (858) 523-5400 Fax: (858) 523-5450
www.lw.com

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029637-0010

VIA EDGAR
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	AeroVironment, Inc.
Registration Statement on Form S-1
Filed September 28, 2006
File No. 333-137658
Dear Mr. Webb:
     AeroVironment, Inc. is submitting (by EDGAR) Amendment No. 7 to its Registration Statement on Form S-1 (the “Amendment”). Courtesy copies of the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.
     Any comments or questions regarding the Amendment should be directed to the undersigned at (858) 523-3959. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Michael Sullivan
Michael Sullivan

cc:	Craig M. Garner, Esq., Latham & Watkins LLP
Stuart L. Hindle, AeroVironment, Inc.